UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x         Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 2 March 2026
Exhibit No. 2	Total Voting Rights dated 2 March 2026
Exhibit No. 3	Admission to Trading dated 2 March 2026
Exhibit No. 4	Transaction in Own Shares dated 16 March 2026
Exhibit No. 5	Transaction in Own Shares dated 23 March 2026
Exhibit No. 6	Transaction in Own Shares dated 30 March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 March 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase: 27 February 2026

Number of ordinary shares purchased: 3,256,000

Highest price paid per share: 471.1000p

Lowest price paid per share: 448.2500p

Volume weighted average price paid per share:460.2498p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,794,265,537 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,794,265,537 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8044U_1-2026-2-27.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 44,687,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 469.8091p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 2

2 March 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 28 February 2026, Barclays PLC's issued share capital consists of 13,794,265,537 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,794,265,537 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

2 March 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	23,305,989
Total number of shares admitted to trading (including the new shares):	13,794,265,537
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 February 2026 - 28 February 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 4

16 March 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
10 March 2026	4,810,000	410.1500p	419.5000p	415.8654p
11 March 2026	3,620,000	408.7000p	415.9500p	412.2779p
12 March 2026	3,750,000	385.4500p	408.5500p	395.9877p
13 March 2026	5,180,000	379.9000p	391.8000p	386.4343p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,779,322,916 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,779,322,916 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6685W_1-2026-3-13.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 62,047,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 450.8488p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

23 March 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
16 March 2026	5,170,939	381.7000p	393.3500p	388.1147p
17 March 2026	3,865,000	386.9500p	398.5000p	394.0886p
18 March 2026	3,725,000	397.3000p	409.3500p	401.2107p
19 March 2026	3,275,556	375.5500p	391.7500p	381.4309p
20 March 2026	5,200,000	371.3500p	391.1500p	382.3769p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,758,628,259 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,758,628,259 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5711X_1-2026-3-20.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 83,284,245 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 435.0942p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

30 March 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
23 March 2026	5,349,000	361.7500p	391.4000p	378.8967p
24 March 2026	3,921,802	375.6500p	385.7500p	380.6107p
25 March 2026	3,173,056	389.1500p	398.2500p	394.8961p
26 March 2026	4,855,000	381.2500p	391.7500p	386.3749p
27 March 2026	4,914,243	378.2000p	385.8500p	381.2252p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,736,819,413 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,736,819,413 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5358Y_1-2026-3-29.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 105,497,346 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 424.2590p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

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